UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

86272T106

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,722,400(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 21,722,400(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,722,400 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14	Type of Reporting Person (See Instructions) OO

(1) All shares of common stock (“Common Stock”) of Strategic Hotels & Resorts, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 274,783,338 shares of the Issuer’s Common Stock outstanding as of February 20, 2015 as reported in the Issuer’s Form 10-K filed on February 24, 2015.

CUSIP No. 86272T106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,722,400 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 21,722,400 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,722,400 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14	Type of Reporting Person (See Instructions) IN

(1) All shares of common stock (“Common Stock”) of Strategic Hotels & Resorts, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 274,783,338 shares of the Issuer’s Common Stock outstanding as of February 20, 2015 as reported in the Issuer’s Form 10-K filed on February 24, 2015.

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, $0.01 par value per share (“Common Stock”), of Strategic Hotels & Resorts, Inc. (the “Issuer”).  Amendment No. 4 is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on October 6, 2008, as amended May 14, 2010, March 14, 2011, and December 12, 2013.

Item 3.   Source and Amount of Funds or Other Consideration

During the past sixty days, Cascade purchased 4,909,600 shares of Common Stock on the open market with its working capital for an aggregate purchase price of $64,061,306.16 (including commissions).  The Common Stock was purchased in each case on the dates and at the price per share set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.

On December 2, 2014, the Reporting Person purchased 1,258,000 shares of Common Stock with its working capital at $12.70 per share, for an aggregate purchase price of $15,976,600.00.  The Common Stock was acquired as part of a public offering by the Issuer in which the Issuer issued and sold a total of 23,000,000 shares of Common Stock (including 3,000,000 shares sold in connection with the exercise of the underwriters’ option to purchase additional shares in such offering) pursuant to a prospectus supplement dated December 1, 2014 (to prospectus dated March 2, 2012) and filed with the SEC on December 3, 2014.

On May 28, 2014, the Reporting Person purchased 2,314,800 shares of Common Stock with its working capital at $10.50 per share, for an aggregate purchase price of $24,305,400.  The Common Stock was acquired as part of a public offering by the Issuer in which the Issuer issued and sold a total of 41,400,000 shares of Common Stock (including 5,400,000 shares sold in connection with the exercise of the underwriters’ option to purchase additional shares in such offering) pursuant to a prospectus supplement dated May 28, 2014 (to prospectus dated March 2, 2012) and filed with the SEC on May 28, 2014.

Item 5.   Interest in Securities of the Issuer

(a)           See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)           See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)           During the past sixty days, Cascade purchased 4,909,600 shares of Common Stock for cash on the open market on the dates and at the price per share set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.

(d)           None.

(e)           Not applicable.

Item 7.    Materials to be Filed as Exhibits

Exhibit 99.1         Transactions by Cascade

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for
Michael Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated October 6, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on October 6, 2008, SEC File No. 005-79938, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.